FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 10, 2010, announcing Registrant’s financial results for the quarter ending June 30, 2010.

This report on Form 6-K is being incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 10, 2010	By: /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Gilat Announces Second Quarter 2010 Results

Petah Tikva, Israel, August 10, 2010 - Gilat Satellite Networks Ltd. (Nasdaq:GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the quarter ending June 30, 2010.

Revenues for the second quarter of 2010 were $51.8 million compared to $56.0 million in the same period of 2009. Net loss for the second quarter of 2010 was $1.3 million or $0.03 per diluted share compared to a net loss of $1.2 million, or $0.03 per diluted share in the second quarter of 2009.

Revenues for the six month period ended June 30, 2010 were $108.9 million compared to $116.8 million in the same period of 2009. Net loss for the six month period ended June 30, 2010 was $0.7 million, or $0.02 per diluted share compared to net loss of $1 million or $0.02 per diluted share in the same period of 2009.

Gilat's Chief Executive Officer and Chairman of the Board Amiram Levinberg said, "Q2 was highlighted by the completion of our acquisition of RaySat Antenna Systems and the signing of a definitive agreement to acquire the antenna research and design center in Bulgaria. These acquisitions are part of our focus on the defense and military markets. In the second quarter we were able to increase our cash, and our bookings grew sequentially compared to Q1 2010 and to the comparable quarter of 2009, which leads us to be cautiously optimistic for the second half of the year".

Regarding the announcement on the settlement with the purchasers who were to close on a Merger Agreement in 2008 Mr. Levinberg commented, "With this legal dispute behind us, we can focus our full management attention on implementing our strategy and on our ongoing business".

LINK TO THE FINANCIAL STATEMENTS

Recent Announcements:
- Gilat announces settlement of litigation related to the termination of the 2008 Merger Agreement. The settlement agreements will result in the termination of all court proceedings filed by Gilat against each of the defendants, as well as general mutual waivers and releases provided by all parties, including the entities formed by the defendants to purchase Gilat.
 - Gilat chosen to provide broadband satellite networks for homeland security in Asia. The networks are being used to deliver data, video and voice applications for homeland security and border patrol forces in addition to other defense requirements. The networks incorporate a video surveillance application and various quick-deploy transportable units.

 - Vietnam Telecom International (VTI) selects Gilat for broadband satellite network deployment. The new SkyEdge II system will operate via VINASAT-1, the first Vietnamese communications satellite, and will combine both C-band and Ku-band capacity within the same network using the SkyEdge II multi-transponder capability.

 - Gilat to provide satellite communications equipment for SchoolNet project expansion in Ethiopia. SchoolNet is a satellite-based network which provides Internet connectivity as well as TV- broadcast educational content to secondary schools across Ethiopia. The network has successfully enabled students in hundreds of rural schools to enjoy equal learning opportunities like those of their colleagues in urban schools throughout the country.

Gilat will host a conference call today with an accompanying slide presentation at 9:30 AM ET. In order to ensure audio access, participants from the U.S. should dial in at (888) 407-2553 and international participants should dial in at (972) 3-918-0610. The presentation may be accessed through the Company's website at http://www.gilat.com/ prior to the call. The call will also be available as a Webcast on the Company's website at http://www.gilat.com/ and will be archived for 30 days.

Notes:
(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements for the second quarter of 2010 are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat's net income, EBITDA and earnings per diluted share, before the impact of a non-cash share-based payment charge, which is the non-cash stock option expense as per SFAS 123 (R). Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non cash stock option expenses as per SFAS 123(R) and exceptional items ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income and EBIDTA is presented in the attached summary financial statements.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdgeTM and SkyEdge II Product Family. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. For more information, please visit http://www.gilat.com/.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

###

Gilat Media Contact:
Robert Bell
Phone: +972-3-925-2472
email: robert@gilat.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	June 30,	December 31,
	2010	2009
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	127,309	122,672
Short-term bank deposits	22,593	31,729
Available-for-sale marketable securities	4,674	-
Short-term restricted cash	1,377	1,782
Restricted cash held by trustees	6,669	2,137
Trade receivables, net	43,925	45,597
Inventories	13,721	13,711
Other current assets	21,389	19,068
Total current assets	241,657	236,696

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	4,392	4,896
Severance pay fund	9,435	9,912
Long-term trade receivables, receivables in respect of capital
leases and other receivables	1,101	2,204
Total long-term investments and receivables	14,928	17,012

PROPERTY AND EQUIPMENT, NET	99,201	100,532

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	2,651	2,988

TOTAL ASSETS	358,437	357,228

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	June 30,	December 31,
	2010	2009
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans and convertible notes	5,174	5,220
Trade payables	16,918	16,838
Accrued expenses	19,742	20,067
Short-term advances from customer, held by trustees	6,669	2,137
Other current liabilities	28,576	28,154

Total current liabilities	77,079	72,416

LONG-TERM LIABILITIES:
Accrued severance pay	9,775	10,011
Long-term loans, net	8,795	9,830
Accrued interest related to restructured debt	871	1,176
Convertible subordinated notes	14,799	15,220
Other long-term liabilities	15,387	16,280

Total long-term liabilities	49,627	52,517

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,842	1,832
Additional paid in capital	864,072	863,337
Accumulated other comprehensive income	723	1,341
Accumulated deficit	(634,906)	(634,215)

Total equity	231,731	232,295

TOTAL LIABILITIES AND EQUITY	358,437	357,228

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	108,903	116,829	51,791	56,003
Cost of revenues	72,413	81,851	34,938	38,979
Gross profit	36,490	34,978	16,853	17,024
Research and development expenses:
Expenses incurred	9,472	8,095	4,749	4,086
Less - grants	1,485	1,185	1,270	950
	7,987	6,910	3,479	3,136
Selling, marketing, general and administrative expenses	29,856	28,510	14,783	14,380
Operating loss	(1,353)	(442)	(1,409)	(492)
Financial income (expenses), net	10	(227)	(59)	(568)
Other income	-	199	-	-
Loss before taxes on income	(1,343)	(470)	(1,468)	(1,060)
Taxes on income (tax benefit)	(652)	495	(135)	143
Net loss	(691)	(965)	(1,333)	(1,203)

Basic net loss per share	(0.02)	(0.02)	(0.03)	(0.03)
Diluted net loss per share	(0.02)	(0.02)	(0.03)	(0.03)

Weighted average number of shares used in
computing net loss per share
Basic	40,356	40,102	40,403	40,133
Diluted	40,356	40,102	40,403	40,133

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating loss	(1,353)	(442)	(1,409)	(492)
Non-cash stock-based compensation expenses (1)	734	449	402	221
Non-GAAP operating income (loss)	(619)	7	(1,007)	(271)

GAAP net loss	(691)	(965)	(1,333)	(1,203)
Non-cash stock-based compensation expenses (1)	734	449	402	221
Non-GAAP net income (loss)	43	(516)	(931)	(982)

GAAP Loss per share (diluted)	(0.02)	(0.02)	(0.03)	(0.03)
Non-cash stock-based compensation expenses (1)	0.02	0.01	0.01	0.01
Non-GAAP Loss per share (diluted)	-	(0.01)	(0.02)	(0.02)

Non-cash stock-based compensation expenses:
Cost of Revenues	134	77	67	37
Research and development	78	37	43	18
Selling, general, marketing and administrative	522	335	292	166
	734	449	402	221

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:
Net loss	(691)	(965)	(1,333)	(1,203)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	6,218	7,259	3,205	3,804
Gain from redemption of convertible notes	-	(22)	-	(22)
Gain from the sale of an investment accounted for at cost	-	(199)	-	-
Stock-based compensation related to employees	734	449	402	221
Accrued severance pay, net	241	(494)	127	(201)
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	19	155	168	(108)
Accrued interest and exchange rate differences on
marketable securities and short term bank deposits, net	110	(277)	171	(357)
Exchange rate differences on long-term loans	(915)	81	(495)	366
Exchange rate differences on loans to employees	1	-	1	(5)
Capital loss from disposal of property and equipment	245	64	238	59
Deferred income taxes	6	215	(5)	181
Decrease in trade receivables, net	1,602	8,835	10,384	7,317
Decrease in other assets (including short-term, long-term
and deferred charges)	(2,143)	7,082	(2,356)	(1,027)
Decrease (increase) in inventories	(871)	6,152	1,036	4,876
Increase (decrease) in trade payables	92	(13,663)	1,106	(6,977)
Decrease in accrued expenses	(626)	(3,359)	(1,827)	(1,652)
Increase (decrease) in advances from customer, held
by trustees, net	4,532	(10,963)	5,813	(8,065)
Increase (decrease) in other accounts payable and other long term liabilities	(274)	(6,915)	1,303	1,802
Net cash provided by (used in) operating activities	8,280	(6,565)	17,938	(991)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(3,725)	(1,873)	(2,732)	(1,081)
Proceeds from sale of an investment accounted for at cost	-	199	-	-
Purchase of held-to-maturity marketable securities and deposits	(30,693)	(74,077)	-	(13,265)
Proceeds from held-to-maturity marketable securities and deposits	39,877	73,212	31,924	13,929
Purchase of available-for-sale marketable securities	(4,804)	-	-	-
Loans to employees, net	1	12	2	15
Investment in restricted cash held by trustees	(11,110)	-	(9,706)	-
Proceeds from restricted cash held by trustees	6,555	10,848	3,768	8,211
Investment in restricted cash (including long-term)	(421)	(87)	(34)	(37)
Proceeds from restricted cash (including long-term)	1,332	998	1,262	801
Net cash provided by (used in) investing activities	(2,988)	9,232	24,484	8,573

Cash flows from financing activities:
Early redemption and repyament of convertible notes	(420)	(45)	(420)	(45)
Issuance of restricted stock units	10	6	5	3
Repayment of long-term loans	(166)	(167)	(79)	(86)
Net cash used in financing activities	(576)	(206)	(494)	(128)

Effect of exchange rate changes on cash and cash equivalents	(79)	503	(20)	488

Increase in cash and cash equivalents	4,637	2,964	41,908	7,942

Cash and cash equivalents at the beginning of the period	122,672	73,916	85,401	68,938

Cash and cash equivalents at the end of the period	127,309	76,880	127,309	76,880

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited

Operating loss	(1,353)	(442)	(1,409)	(492)
Add:
Non-cash stock-based compensation expenses	734	449	402	221
Deprecation and amortization	6,218	7,259	3,205	3,804
EBITDA	5,599	7,266	2,198	3,533